Exhibit 16.1

January 3, 2008

Securities and Exchange Commission
100 F Street, N. E.
Washington D.C. 20549-7561

RE:	Marine Parking Holdings, Inc.
File No. 333- 132621

Commissioners:

We have read Item 4.01 (a) of Form 8-K dated January 3, 2008, of Marine Parking Holdings, Inc. and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audits for the fiscal years ended December 31, 2006 and 2005, and our reviews of interim financial statements. We are not in a position to agree or disagree with the statements contained therein in Item 4.01 (b) regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

/s/Li & Company, PC
Li & Company, PC